August 31, 2012

VIA EDGAR

Ms. Sheila Stout

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington D.C. 20549-8626

RE:	Forward Funds (the “Registrant” or the “Fund(s)”)

Investment Company Act File No. 811-06722

Dear Ms. Stout,

On behalf of the Registrant, this letter responds to your comment communicated orally to ALPS Fund Services, Inc. (“ALPS”), the administrator of the Registrant, on August 30, 2012, supplementing the comments of the staff of the Securities and Exchange Commission (the “Commission”) communicated orally to ALPS on August 2, 2012 in regards to the Registrant’s Form N-CSR filing (the “Annual Report”) for its fiscal year ended December 31, 2011, as filed on March 9, 2012, to which the Registrant responded via correspondence filed with the Commission on August 29, 2012 (the “Correspondence Filing”).

Set forth below is your comment of August 30, 2012, followed by the Registrant’s response. In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR.

Comment:	The Correspondence Filing contained the following comment and response.

10) Comment: You stated that the gross expense ratio is the only expense ratio that should be included in the “Financial Highlights”. You further stated that if other expense ratios are included, the gross expense ratio should be the first expense ratio listed and should be listed prominently.

Response: The Registrant believes that the current disclosure is consistent with the requirements of Form N-1A and provides relevant information for investors. The Ratio/Supplemental Data information showing operating expenses including reimbursement/waiver reflects the expenses actually paid by a Fund. These expenses are the effective operating expenses that affect a Fund’s total return and distributions. Accordingly, the Registrant believes that this information, in addition to information about a Fund’s operating expenses excluding reimbursement/waiver, is relevant information and may be material to an investor. The Registrant also believes that the current disclosure is clearly labeled and presented. Accordingly, no changes have been made in response to this comment.

The staff would like to clarify that the comment should read, “You stated that the net expense ratio is the only expense ratio that should be included in the ‘Financial Highlights’. You further stated that if other expense ratios are included, the net expense ratio should be the first expense ratio listed and should be listed prominently.”

Response: The Registrant believes that the current disclosure is consistent with the requirements of Form N-1A and provides relevant information for investors. Additionally, consistent with the staff’s view that “the net expense ratio should be the first expense ratio listed,” the Registrant currently lists the net expense ratio before the gross expense ratio. The Registrant also believes that the current disclosure is clearly labeled and presented. Accordingly, no changes have been made in response to this comment.

*****

Please feel free to contact the undersigned at 720-917-0602 should you have any questions.

Sincerely,

/s/ Erin. E. Douglas
Erin E. Douglas, Esq.
ALPS Fund Services, Inc.

cc:	Mary Curran, Secretary, Forward Funds

Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds

Barbara Tolle, Treasurer, Forward Funds

Douglas P. Dick, Partner, Dechert LLP

Matthew Curtin, Dechert LLP